UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 25, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 24, 2020, regarding the Dividend Distribution Proposal.

Istanbul, September 24, 2020

Announcement Regarding the Dividend Distribution Proposal

As a result of the evaluation of our Company’s Articles of Association and Dividend Distribution Policy within the framework of provisional Article 13 of the Turkish Commercial Code; our Company’s Board of Directors has taken the decision to submit the distribution of our Company’s dividend in a gross amount of TRY 811,621,869 which corresponds to Company’s 25% net distributable profit for the fiscal year 2019 and equivalent of a gross cash dividend of TRY 0.3689190 (net TRY 0.3135812) per ordinary share with a nominal value of TRY 1, to the shareholders within the scope of the principles set forth in the legislation and by single payment as of 30th November, to the approval of the Ordinary General Assembly of Shareholders for fiscal year 2019, according to the dividend distribution table which has been prepared for the related fiscal years.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
0.3689190	0.3135812	30.11.2020

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

ANNEX: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute an aggregate dividend TRY 811,621,869 which corresponds to 25% of Turkcell’s net distributable income pertaining to year 2019 to be paid in cash to our shareholders within the below conditions explained hereunder as part of the resolution:

  As a result of the activities of our Company, pertaining to the period between January 1, 2019 and December 31, 2019, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY 4,032,118,132 and the commercial profit calculated according to the provisions of Turkish Commercial Code is TRY 2,693,985,399,

  TRY 3,246,487,474 after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Capital Markets Board Dividend Guide” which was published on 27 January 2014.

  As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

  TRY 3,246,487,474 is the distributable dividend of the Company, pertaining to year 2019, and shall be taken as the first dividend basis,

5.	In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends”, clauses set in the article of association of our company and the dividend distribution policy that was approved during the Ordinary General Assembly Meeting of our Company held on March 26th, 2015; TRY 649,297,495, which is 20% of the first dividend basis, amounting to TRY 3,246,487,474 shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 70,162,187 shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY 811,621,869 which shall be distributed in cash, shall be distributed from statutory 2019 year’s profit.

b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 811,621,869 as mentioned hereinabove,

c. In this respect, gross amount of TRY 0.3689190 shall be distributed to our shareholders for each share, having a nominal value of TRY 1 (One Turkish Lira), and hence the aggregate gross amount of dividend distribution shall be TRY 811,621,869.

  TRY 2,364,703,419 which is the remaining of the 2019 year’s distributable profit after the cash dividend distribution shall be :

a. Regarded as previous year’s profit and set aside within the Company,

b. The withholding tax deductions shall be applicable on the amount, which is set aside as 2019 fiscal year’s profit, in case such amount shall be subject to redistribution.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2019 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,667,763,533

If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		4,032,118,132		2,693,985,399

4)	Tax (-)		785,630,658

5)	Net Profit for the period (=)	(3-4)	3,246,487,474	(3-4)	2,693,985,399

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	3,246,487,474	(5-6-7)	2,693,985,399

9)	Donations made during the year		-

10)	Net distributable profit including donations that is the base of calculation of first dividend	(8+9)	3,246,487,474

	First Dividend		649,297,495
11)
a	-Cash
b	-Cash	(10*the minimum	649,297,495
c	-Share	rate determined by
	-Total	the CMB)	649,297,495

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		162,324,374

16)	Secondary Legal Reserves	((11+12+13+14+15)-(1*0.05))/10	70,162,187

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	2,364,703,419

20)	Other Distributable Sources
	-Prior years' profits (**)	-	-		811,621,869
	-Extra Ordinary Reserves
	-Other Distributable Reserves in
	accordance with legislation and Articles of Association

(*) TRY 2.364.703.419- which is the remaining of the 2019 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in SPK records,

(**) Pertaining to the period between January 1, 2019 and December 31, 2019, our Company’s profit calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the Financial Reporting in Capital Markets” the total amount of TRY 811.621.869, which shall be distributed in cash from statutory 2019 year's profit

(***) Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
		AMOUNT (TRY)	AMOUNT (TRY)	RATION(%)
GROSS	A
	B
	TOTAL	811.621.869	0,3689190	36,89
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	689.878.588	0,3135812	31,36
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS (%)
811.621.869	25,00

(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 25, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 25, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer